EXHIBIT 99.1

Brookfield Renewable Announces Record Results and 5% Distribution Increase

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 04, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable” or "BEP") today reported financial results for the three and twelve months ended December 31, 2020.

“2020 was another year of significant growth for our business. Despite the economic challenges around the world, we delivered record results and continued to broaden our operations, as we look forward to a multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future,” said Connor Teskey, CEO of Brookfield Renewable. “Our size, scale across multiple technologies, and depth of operating and development expertise continues to be a meaningful differentiator in sourcing growth opportunities, and executing large, high value investments.”

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended December 31		For the twelve months ended December 31
Unaudited	2020	2019	2020	2019
Total generation (GWh)
– Long-term average generation	14,333	13,850	57,457	53,926
– Actual generation	13,248	12,465	52,782	52,560
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	7,354	6,561	27,998	26,189
– Actual generation	6,583	5,977	26,052	26,038
Net loss attributable to Unitholders	$(120)	$(74)	$(304)	$(103)
Per LP unit(1)	(0.22)	(0.15)	(0.61)	(0.26)
Funds From Operations (FFO)(2)	201	171	807	761
Per Unit(1)(2)(3)	0.31	0.29	1.32	1.30
Normalized Funds From Operations (FFO)(2)(4)	265	167	924	725
Per Unit(1)(2)(3)(4)	0.41	0.28	1.52	1.24

(1)	Adjusted for the 3-for-2 Unit split effective December 11, 2020.
(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Average Units outstanding for the three and twelve months ended December 31, 2020 were 645.5 million and 609.5 million, respectively (2019: 583.6 million and 583.5 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual LP units outstanding at December 31, 2020 were 645.5 million (2019: 466.9 million).
(4)	Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2019 foreign currency rates. For the three and twelve months ended December 31, 2020, the change related to long-term average generation totaled $41 million and $75 million, respectively (2019: $(4) million and $(36) million, respectively) and the change related to foreign currency totaled $23 million and $42 million, respectively.

Brookfield Renewable reported FFO of $807 million ($1.32 per LP unit) for the twelve months ended December 31, 2020, a 6% increase from the prior year supported by contributions from growth initiatives and strong asset availability. After deducting non-cash depreciation, our Net loss attributable to Unitholders for the twelve months ended December 31, 2020 was $304 million or $0.61 per LP unit.

Highlights

  Advanced key commercial priorities, including delivering on almost $40 million in cost saving initiatives ($17 million net to Brookfield Renewable), securing contracts to deliver 3,500 gigawatt hours of clean energy annually (which has the equivalent carbon avoidance of planting almost 30 million trees), and signing a number of strategic contracts with corporate offtakers;
  Agreed to invest ~$4.6 billion (~$2.5 billion net to Brookfield Renewable) of equity across ten transactions, deploying capital in every major market we operate;
  Completed the merger of TerraForm Power, consolidating our activities in North America and Europe;
  Commissioned approximately 460 megawatts of new capacity and progressed close to 4,200 megawatts through construction and advanced-stage permitting, and increase the size of our development pipeline to over 23,000 megawatts;
  Maintained a strong balance sheet and bolstered our liquidity, with over $3.3 billion of available liquidity, raising over $1 billion from asset recycling initiatives, closing $3.4 billion of investment-grade financings and extending the average duration of our corporate debt from 10 to 14 years; and
  Broadened our investor base with the creation of BEPC and through our addition to several U.S. and global indices.

Update on Growth Initiatives

In December, we agreed to acquire Exelon Generation Company’s U.S. distributed generation (DG) business comprising 360 megawatts of operating generation across nearly 600 sites with an additional over 700 megawatts under development for $810 million (approximately $200 million net to Brookfield Renewable). In 2017, we took our first step into DG with an acquisition after having identified a significant opportunity to build a high-quality scale business in a highly fragmented and rapidly growing market. Since then, through both acquisitions and organic initiatives, we have expanded the business as demand for on-site generation continued to grow as cost declines in solar technology and decarbonization ambitions of commercial and industrial clients accelerated.

With this acquisition, we will own one of the leading distributed generation businesses in the U.S., with deep operating, development and origination capabilities, and a 2,000 megawatt portfolio that generates high-quality contracted cash flows that are diversified by geography and customer. This investment represents the continuation of this strategy and furthers our goal of offering corporates and other institutions a ‘one-stop’ solution for on- and off-site energy generation, storage and procurement and energy efficiency services to help them achieve their decarbonization objectives and transition to a lower carbon future.

In December, we agreed to acquire the Shepherds Flat wind farm, an 845 megawatt fully contracted wind generation facility located in Oregon for $700 million ($175 million net to Brookfield Renewable). The project, which is fully contracted with a high-quality offtaker, is one of the largest onshore wind projects in the United States and includes an attractive repowering opportunity that we expect to deliver by the end of 2022. This repowering opportunity is one of the largest in the world and is expected to increase total generation by approximately 25% increasing the clean energy produced by approximately 400 gigawatt hours annually. Having the expertise to undertake a project of this size showcases our decades of expertise to drive operational efficiencies while generating attractive returns.

We also continue to use our differentiated operating and commercial capabilities to acquire ready-to-build development assets in Brazil at premium returns. In December, we agreed to acquire a 270 megawatt late-stage development wind project, including an option over a further 200 megawatt expansion. Ahead of construction, we intend to leverage our energy marketing capabilities to contract the project, which is located in one of the highest wind regions in the country. Our relationships with global turbine manufacturers, as one of the largest acquirers globally, should enable us to outperform on equipment procurement, installation and operating costs. With this latest addition, in the last 18-months, we have acquired a collection of projects that once constructed, will represent a combined portfolio of over 2,000 megawatts of long-term contracted wind and solar assets, more than doubling our renewable energy capacity in the country.

Results from Operations

In 2020, we generated FFO of $807 million, a 6% increase from prior year, as the business benefited from recent acquisitions, strong underlying asset availability, and execution on organic growth initiatives. On a normalized basis, our per unit results are up 23%.

During the year, our hydroelectric segment delivered FFO of $662 million. Although we experienced some drier conditions across our fleet, particularly in regions with higher value contracts, overall generation for the year was in line with the long-term average and our reservoirs are well positioned for a strong first quarter, which underscores the benefit of our diverse portfolio.

Our wind and solar segments continue to generate stable revenues and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. During the year, these segments generated a combined $376 million of FFO, representing a 51% increase over the prior year, as we benefited from contributions from acquisitions, and approximately 440 megawatts of solar and wind projects commissioned during the year.

Our energy transition segment generated $103 million of FFO during the year as our portfolio continues to help commercial and industrial partners achieve their decarbonization goals and provides critical grid-stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electric grids. For example, our First Hydro storage portfolio achieved five of its highest revenue days ever in the last couple months as we sold essential stabilizing services to the UK power grid in response to high demand from cold weather and intermittently low wind generation levels.

Across our portfolio, we continue to focus on partnering with a broad range of customers in their decarbonization efforts. During the year, we executed agreements to supply 100% renewable energy to one of the first planned industrial-scale green hydrogen production plants in North America with Plug Power and over 90% of JPMorgan’s real estate operations in New York State. In South America, our focus continues to be on extending the average duration of our power purchase agreements, which today stand at 8 years in Brazil and 3 years in Colombia. We signed two long-term inflation-linked power purchase agreements for our recently acquired solar development projects in Brazil, substantially contracting these assets.

In recent months, many governments in our target markets have outlined new policies to address climate change. In North America, where the majority of our hydro fleet is located, governments are increasingly considering potential carbon pricing mechanisms, for which our business is uniquely positioned to benefit. As examples, the current U.S. administration has re-established a working group that is expected to increase the social cost of carbon to more than $50 per tonne and in Canada a carbon tax has been set at $30 per tonne for 2020 and is set to increase almost 6 times to $170 by 2030. Carbon taxes or carbon pricing provide long-term support for growing wind and solar capacity, which also increases the value of our hydroelectric power facilities due to their dispatchable nature and the grid-stabilizing services they can provide.

While we always prioritize contracted generation, for our perpetual hydroelectric facilities, we always look to ensure we retain upside optionality for when we believe prices will improve. Across our hydroelectric fleet in North America, we have contracts rolling off for assets that primarily deliver power to markets in the U.S. northeast. Fortunately, these contracts, on a net basis, deliver power at prices in the range of the current market. Therefore, on renewal, we expect minimal impact to our overall revenue, while retaining meaningful potential upside should prices see future support from carbon pricing mechanisms.

Finally, we continued to advance our global development activities, including progressing 2,789 megawatts of construction diversified across distributed- and utility-scale solar, wind, storage, and hydro in over 11 different countries. We are also progressing 1,394 megawatts of advanced-stage projects through final permitting and contracting. In total, we expect these projects to contribute approximately $109 million in FFO net to Brookfield Renewable on a run-rate basis when completed.

Balance Sheet and Liquidity

We continue to maintain a robust financial position. We have approximately $3.3 billion of total available liquidity, and our investment grade balance sheet has no material maturities over the next five years and approximately 82% of our financings are non-recourse to Brookfield Renewable.

During 2020, we continued to take advantage of the low interest environment and executed on $3.4 billion of investment grade financings, extending our average corporate debt maturity to 14 years and reducing our borrowing costs by $5 million per year. We continue to advance our green financing strategy to benefit from growing demand for green securities and diversify our debt investor base.

Environmental, Social and Governance (ESG) Reporting

Operating a business with strong ESG principles is simply the right thing to do, and we have always believed that strong ESG practices drive long-term value to our business and create higher barriers to entry. Inherent in our position as one of the largest publicly traded renewable energy companies, is the understanding that climate change poses a serious threat to communities, businesses and ecosystems around the world. We have established ourselves as one of the preeminent renewables franchises and are playing a critical role in addressing climate change and reducing carbon across the world, by shifting power generation, which accounts for more than 70% of global carbon emissions, to a sustainable pathway for the future. To demonstrate our commitment, we were proud to announce in our second ESG report, which was published today, our ambition to double our avoided carbon emissions by 2030.

Distribution Declaration and Increase

The next quarterly distribution in the amount of $0.30375 per LP unit, is payable on March 31, 2021 to unitholders of record as at the close of business on February 26, 2021. This represents a 5% increase to our distribution, bringing our total annual distribution per unit to $1.215.

In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.30375 per share, also payable on March 31, 2021 to shareholders of record as at the close of business on February 26, 2021.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada , in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip. Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 23,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $600 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Vice President - Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2020 Fourth Quarter And Full-Year Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 4, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/zrk38kj4 or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 4993154. A recording of the teleconference can be accessed through February 11, 2021 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 4993154.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
	December 31		December 31
UNAUDITED (MILLIONS)	2020		2019
Assets
Cash and cash equivalents		$431		$352
Trade receivables and other financial assets		1,661		1,541
Equity-accounted investments		971		937
Property, plant and equipment, at fair value		44,590		41,055
Goodwill		970		949
Deferred income tax and other assets		1,099		1,362
Total Assets		$49,722		$46,196

Liabilities
Corporate borrowings		$2,135		$2,100
Borrowings which have recourse only to assets they finance		15,947		15,200
Accounts payable and other liabilities		4,358		3,561
Deferred income tax liabilities		5,515		4,855

Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	$11,100		$11,086
General partnership interest in a holding subsidiary held by Brookfield	56		68
Participating non-controlling interests - in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,721		3,317
Class A shares of Brookfield Renewable Corporation	2,408		—
Preferred equity	609		597
Preferred limited partners' equity	1,028		833
Limited partners' equity	3,845	21,767	4,579	20,480
Total Liabilities and Equity		$49,722		$46,196

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Revenues	$952	$965	$3,810	$3,971
Other income	77	28	128	105
Direct operating costs	(357)	(326)	(1,274)	(1,263)
Management service costs	(84)	(44)	(235)	(135)
Interest expense	(243)	(255)	(976)	(1,001)
Share of earnings from equity-accounted investments	31	8	27	29
Foreign exchange and financial instrument gain (loss)	115	39	127	(36)
Depreciation	(337)	(347)	(1,367)	(1,271)
Other	(307)	(169)	(432)	(276)
Income tax expense
Current	(37)	(20)	(66)	(70)
Deferred	185	31	213	27
	148	11	147	(43)
Net income (loss)	$(5)	$(90)	$(45)	$80
Net income (loss) attributable to preferred equity and non-controlling interests in operating subsidiaries	(115)	16	(259)	(183)
Net income (loss) attributable to Unitholders	$(120)	$(74)	$(304)	$(103)
Basic and diluted (loss) earnings per LP unit	$(0.22)	$(0.15)	$(0.61)	$(0.26)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2020	2019	2020	2019
Operating activities
Net income	$(5)	$(90)	$(45)	$80
Adjustments for the following non-cash items:
Depreciation	337	347	1,367	1,271
Unrealized foreign exchange and financial instrument loss (gain)	(119)	(41)	(134)	32
Share of earnings from equity-accounted investments	(31)	(8)	(27)	(29)
Deferred income tax expense	(185)	(31)	(213)	(27)
Other non-cash items	248	90	388	231
Net change in working capital and other	34	(18)	(40)	(4)
	279	249	1,296	1,554
Financing activities
Net corporate borrowings	—	(341)	266	108
Commercial paper and corporate credit facilities, net	(376)	287	(296)	(422)
Non-recourse borrowings, net	(204)	145	(203)	792
Capital contributions from participating non-controlling interests - in operating subsidiaries, net	407	300	475	592
Issuance of preferred limited partnership units	—	—	195	126
Issuance of Units, net	(23)	(1)	(44)	(1)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(233)	(231)	(659)	(844)
To preferred shareholders & limited partners' unitholders'	(20)	(19)	(77)	(69)
To unitholders of Brookfield Renewable or BRELP	(202)	(171)	(769)	(684)
Borrowings from related party, net	320	—	320	—
	(331)	(31)	(792)	(402)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(170)	(105)	(983)
Investment in property, plant and equipment	(190)	(310)	(447)	(460)
Disposal of subsidiaries, associates and other securities, net	23	86	58	154
Restricted cash and other	146	74	68	78
	(21)	(320)	(426)	(1,211)
Foreign exchange gain (loss) on cash	23	4	13	(6)
Cash and cash equivalents
Increase (decrease)	$(50)	$(98)	$91	$(65)
Net change in cash classified within assets held for sale	(1)	4	(12)	(5)
Balance, beginning of period	482	446	352	422

Balance, end of period	$431	$352	$431	$352

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	2,514	2,858	2,912	2,912	$182	$205	$104	$130	$67	$93	$4	$3
Brazil	849	817	1,007	1,009	39	61	63	37	58	31	58	4
Colombia	966	749	977	968	57	63	38	37	23	26	21	16
	4,329	4,424	4,896	4,889	278	329	205	204	148	150	83	23
Wind
North America	1,132	779	1,349	934	90	56	58	43	39	31	36	(28)
Europe	338	241	357	267	41	24	51	17	45	10	13	7
Brazil	143	176	169	172	6	10	6	8	4	5	2	(2)
Asia	123	107	104	104	8	7	8	6	5	2	(1)	4
	1,736	1,303	1,979	1,477	145	97	123	74	93	48	50	(19)
Solar	303	139	339	139	77	26	84	29	52	16	34	(23)
Energy transition	215	111	140	56	54	33	39	22	28	16	15	8
Corporate	—	—	—	—	—	—	5	19	(120)	(59)	(302)	(63)
Total	6,583	5,977	7,354	6,561	$554	$485	$456	$348	$201	$171	$(120)	$(74)

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	11,863	13,118	12,166	12,238	$824	$905	$562	$622	$420	$459	$68	$142
Brazil	3,663	3,707	4,004	3,996	175	234	177	181	152	150	95	59
Colombia	2,999	3,096	3,488	3,488	211	237	131	144	90	101	68	72
	18,525	19,921	19,658	19,722	1,210	1,376	870	947	662	710	231	273
Wind
North America	3,560	2,969	4,239	3,556	263	223	196	163	123	98	(4)	(87)
Europe	908	904	1,002	996	105	95	96	67	79	48	(27)	(11)
Brazil	552	630	671	647	27	37	24	28	17	19	3	1
Asia	428	291	443	290	28	20	25	16	18	10	4	6
	5,448	4,794	6,355	5,489	423	375	341	274	237	175	(24)	(91)
Solar	1,284	773	1,510	782	245	138	232	126	139	74	49	(37)
Energy transition	795	550	475	196	169	132	130	87	103	70	1	42
Corporate	—	—	—	—	—	—	41	10	(334)	(268)	(561)	(290)
Total	26,052	26,038	27,998	26,189	$2,047	$2,021	$1,614	$1,444	$807	$761	$(304)	$(103)

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months and twelve months ended December 31:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2020	2019	2020	2019
Net income attributable to:
Limited partners' equity	$(61)	$(51)	$(184)	$(88)
General partnership interest in a holding subsidiary held by Brookfield	16	14	62	50
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(44)	(37)	(133)	(65)
Class A shares of Brookfield Renewable Corporation	(31)	—	(49)	—
Net income attributable to Unitholders	$(120)	$(74)	$(304)	$(103)
Adjusted for proportionate share of:
Depreciation	216	166	756	643
Foreign exchange and financial instruments loss (gain)	2	(14)	35	30
Deferred income tax recovery	(145)	(23)	(175)	(30)
Other	248	116	495	221
Funds From Operations	$201	$171	$807	$761
Normalized long-term average generation adjustment	41	(4)	75	(36)
Normalized foreign currency adjustment	23	—	42	—
Normalized Funds From Operations	$265	$167	$924	$725
Normalized Funds From Operations Adjustments	(64)	4	(117)	36
Distributions attributable to:
Preferred limited partners' equity	14	11	54	44
Preferred equity	6	7	25	26
Current income taxes	12	5	26	31
Interest expense	138	116	485	466
Management service costs	85	38	217	116
Proportionate Adjusted EBITDA	456	348	1,614	1,444
Attributable to non-controlling interests	261	348	1,148	1,449
Consolidated Adjusted EBITDA	$717	$696	$2,762	$2,893

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three and twelve months ended December 31:

	For the three months ended December 31		For the twelve months ended December 31
	2020	2019	2020	2019
Net income (loss) per LP unit(1)	$(0.22)	$(0.15)	$(0.61)	$(0.26)
Depreciation	0.33	0.28	1.24	1.10
Foreign exchange and financial instruments loss (gain)	—	(0.02)	0.06	0.05
Deferred income tax recovery and other	0.20	0.18	0.63	0.41
Funds From Operations per Unit(2)	$0.31	$0.29	$1.32	$1.30
Normalized long-term average generation adjustment	0.06	(0.01)	0.12	(0.06)
Normalized foreign exchange adjustment	0.04	—	0.07	—
Normalized Funds From Operations per Unit	$0.41	$0.28	$1.51	$1.24

(1)	Average LP units outstanding for the three and twelve months ended December 31, 2020 were 274.8 million and 271.1 million, respectively (2019: 268.4 million and 268.3 million). Net (loss) income per LP unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)	Average Units, adjusted for the special distribution as if it had been completed prior to the periods presented, for the three months and twelve months ended December 31, 2020 were 645.5 million and 609.5 million, respectively (2019: 583.6 million and 583.5 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, general partner interest, and BEPC exchangeable shares.

BROOKFIELD RENEWABLE CORPORATION REPORTS
FOURTH QUARTER AND FULL-YEAR 2020 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.30375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on March 31, 2021 to shareholders of record as at the close of business on February 26, 2021. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE, BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except as noted)	For the three months ended December 31		For the twelve months ended December 31
Unaudited	2020	2019	2020	2019

Proportionate Generation (GWh)	3,971	3,675	15,578	16,011
Net (loss) income attributable to the partnership	$(1,516)	$37	$(2,738)	$165
Funds From Operations (FFO)(1)	$85	$97	$402	$480

(1)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

BEPC reported FFO of $402 million for the twelve months ended December 31, 2020, compared to $480 million in the prior year. After deducting non-cash depreciation and remeasurement of the Shares, our Net loss attributable to the partnership for the twelve months ended December 31, 2020 was $2,738 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	December 31		December 31
	2020		2019
Assets
Cash and cash equivalents		$355		$304
Trade receivables and other financial assets		1,297		1,118
Equity-accounted investments		372		360
Property, plant and equipment, at fair value		36,097		32,647
Goodwill		970		949
Deferred income tax and other assets		382		379
Total Assets		$39,473		$35,757

Liabilities
Borrowings which have recourse only to assets they finance		$12,822		$11,958
Accounts payable and other liabilities		3,296		2,335
Deferred income tax liabilities		4,200		3,590
Exchangeable and class B shares		7,430		—

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,290		$10,258
Participating non-controlling interests – in a holding subsidiary held by the partnership	258		268
The partnership	1,177	11,725	7,348	17,874
Total Liabilities and Equity		$39,473		$35,757

Brookfield Renewable Corporation
Consolidated Statements of Income

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2020	2019	2020	2019

Revenues	$746	$781	$3,087	$3,226
Other income	70	23	99	79
Direct operating costs	(280)	(268)	(1,061)	(1,053)
Management service costs	(46)	(37)	(152)	(109)
Interest expense	(229)	(185)	(816)	(701)
Share of (loss) earnings from equity-accounted investments	(1)	3	(4)	12
Foreign exchange and financial instrument gain (loss)	63	27	74	5
Depreciation	(259)	(273)	(1,065)	(983)
Other	(429)	(127)	(493)	(197)
Remeasurement of exchangeable and class B shares	(1,398)	—	(2,561)	—
Income tax expense
Current	(35)	(16)	(61)	(64)
Deferred	166	30	134	(3)
	131	14	73	(67)
Net income (loss)	$(1,632)	$(42)	$(2,819)	$212
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$(123)	$(82)	$(92)	$36
Participating non-controlling interests – in a holding subsidiary held by the partnership	7	3	11	11
The partnership	(1,516)	37	(2,738)	165
	$(1,632)	$(42)	$(2,819)	$212

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2020	2019	2020	2019
Operating activities
Net income	$(1,632)	$(42)	$(2,819)	$212
Adjustments for the following non-cash items:
Depreciation	259	273	1,065	983
Unrealized foreign exchange and financial instruments loss (gain)	(64)	(8)	(78)	12
Share of earnings from equity-accounted investments	1	(3)	4	(12)
Deferred income tax expense	(166)	(30)	(134)	3
Other non-cash items	361	77	409	109
Remeasurement of exchangeable and class B shares	1,398	—	2,561	—
Net change in working capital and other	(36)	(58)	(16)	49
	121	209	992	1,356
Financing activities
Non-recourse borrowings, net	(99)	(79)	13	584
Capital contributions from participating non-controlling interests	300	294	329	294
Capital contributions from the partnership	—	—	102	13
Issuance of exchangeable shares, net	(23)	—	(44)	—
Distributions paid and return of capital:
To participating non-controlling interests	(230)	(186)	(595)	(673)
To the partnership	1	(361)	(235)	(628)
Borrowings from related party, net	(64)	251	(45)	122
	(115)	(81)	(475)	(288)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(105)	(732)
Investment in property, plant and equipment	(175)	(284)	(373)	(406)
Disposal of subsidiaries, associates and other securities, net	6	—	17	—
Restricted cash and other	126	69	(17)	36
	(43)	(215)	(478)	(1,102)
Foreign exchange gain (loss) on cash	15	2	12	(4)
Cash and cash equivalents
Increase (decrease)	$(22)	$(85)	$51	$(38)
Balance, beginning of period	377	389	304	342

Balance, end of period	$355	$304	$355	$304

The following table reconciles net income (loss) attributable to the partnership to Funds From Operations for the three and twelve months ended December 31:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2020	2019	2020	2019

Net income (loss) attributable to the partnership	$(1,516)	$37	$(2,738)	$165
Adjusted for proportionate share of:
Depreciation	114	74	361	301
Other	39	(14)	102	14
Dividends on class A exchangeable shares	50	—	116	—
Remeasurement of exchangeable and class B shares	1,398	—	2,561	—
Funds From Operations	$85	$97	$402	$480

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the proposed acquisitions of a distributed generation development platform comprising 360 MW of operating and under construction assets throughout the U.S. and an 845 MW operating and fully contracted wind portfolio in Oregon, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions, including the proposed acquisitions of a distributed generation development platform comprising 360 MW of operating and under construction assets throughout the U.S. and an 845 MW operating and fully contracted wind portfolio in Oregon; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended December 31” and “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our Form 20-F. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.